SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

SECURITIES AND EXCHANGE COMMISSION Washington

08028539

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 52633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKBIRD NORTH AMERICA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 SOUTH TRYON STREET
(No. and Street)

CHARLOTTE	NC	28284
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. GEORGE CALVO 704-944-4774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER & WALKER, LLP
(Name – *if individual, state last, first, middle name*)

201 SOUTH TRYON STREET, SUITE 1500	CHARLOTTE	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE CALVO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKBIRD NORTH AMERICA, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA R. COMPTON
NOTARY PUBLIC
Union County, North Carolina
My Commission Expires 9/1/2010

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKBIRD NORTH AMERICA, INC.

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2007 and
Independent Auditors' Report

Table of Contents

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Blackbird North America, Inc:

We have audited the accompanying statement of financial condition of Blackbird North America, Inc. as of December 31, 2007 and the related statements of operations, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. As explained in Note 4 to the financial statements, Blackbird North America, Inc. is a wholly-owned subsidiary of Blackbird Holdings, Inc.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackbird North America, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's financial position raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greer + Walker, LLP

February 27, 2008

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CURRENT ASSETS:		
Cash	$	13,816
Due from parent company		18,512
Total current assets		32,328
PROPERTY:		
Office furniture and equipment		35,879
Computer hardware		195,955
Total		231,834
Less accumulated depreciation and amortization		231,834
Property, net		-
DEPOSITS		2,025
TOTAL ASSETS	$	34,353
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:	$	-
STOCKHOLDER'S EQUITY:		
Common stock, $.001 par value (5,000,000 shares authorized, 1,995,330 shares issued and outstanding)		1,995
Additional paid in capital		7,979,231
Accumulated deficit		(7,946,873)
Total stockholder's equity		34,353
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	34,353

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

OTHER INCOME	$	35,000
EXPENSES:		
Salaries		14,500
Rent		2,941
Professional fees		559
Internet fees		2,988
Telephone		1,408
Dues and subscriptions		665
Taxes and licenses		1,537
Insurance		98
Total		24,696
NET INCOME	$	10,304

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
BALANCE, DECEMBER 31, 2006	$ 1,993	$ 7,971,392	$ (7,957,177)
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2007			10,304
ISSUANCE OF STOCK	2	7,839	
BALANCE, DECEMBER 31, 2007	$ 1,995	$ 7,979,231	$ (7,946,873)

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2007

SUBORDINATED LIABILITIES, DECEMBER 31, 2006	$ -
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2007	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2007	$ -

See notes to financial statements.

BLACKBIRD NORTH AMERICA, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	10,304
Adjustments to reconcile net income to net cash from operating activities:		
Contribution of services and expenses from parent company		5,841
Changes in operating assets and liabilities:		
Due from parent company		(13,473)
Prepaid expenses		665
Accounts payable and other accrued liabilities		(1,008)
Net cash provided by operating activities		2,329
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of stock		2,000
NET INCREASE IN CASH		4,329
CASH, BEGINNING OF YEAR		9,487
CASH, END OF YEAR	$	13,816

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Blackbird North America, Inc. was incorporated in Delaware on September 27, 1999 and operates currently as a registered broker-dealer. The Company provides an electronic trading platform used by major dealers of financial derivative instruments throughout the United States. The Company does not take title to or hold investment positions in such financial derivative instruments. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers) and the Securities Investor and Protection Corporation. In 2007, the Company received a payment of $35,000 related to the merger of the National Association of Security Dealers ("NASD") and the New York Stock Exchange ("NYSE") to form the Financial Industry Regulatory Authority. Such amount has been reported as other income in the accompanying statement of income.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Basis of Accounting - The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company the Company incurred a loss from operations of $24,696 for the year ended December 31, 2007. (The income of $35,000 was a result of the one time receipt related to the merger of the NASD and NYSE as noted above.) With the exception of the current year, the Company has reported losses and negative cash flow from operations since inception as a result of expenditures incurred to develop its products and services, to develop internal infrastructure, and to increase its customer base. The lack of income makes the Company dependent upon its parent company for continued support in order to meet its net capital requirements as a broker-dealer. (See Note 3.) The parent company is currently dependent on continuing capital contributions from its stockholders to fund its operations which raises doubt about its ability to fund the Company's losses. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company's continued existence is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or capital from its parent company as may be required, and to ultimately attain consistently profitable operations. Management is of the opinion that the Company will continue to meet its obligations and ultimately attain consistently profitable operations.

Cash - The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Property - Property is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets.

2. INCOME TAXES

The operating results of the Company are included in the consolidated federal and state income tax returns of Blackbird Holdings, Inc., the Company's parent. The Company's income tax provision is computed as if the Company were filing separate federal and state returns. The Company receives or remits the current portion of federal and state taxes receivable or payable to Blackbird Holdings, Inc. under its tax-sharing agreement.

The Company's deferred tax asset as of December 31, 2007 consisted solely of net operating loss carryforwards. This asset has been fully offset by a valuation allowance in the amount of $3,282,072 due to the uncertainty of realizing the future benefits of the loss carryforwards.

As of December 31, 2007, the net operating loss carryforwards totaled approximately $7,882,000 for federal income tax purposes and approximately $8,029,000 for state income tax purposes. These net operating loss carryforwards begin to expire December 31, 2020 for federal purposes and December 31, 2015 for state purposes.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $13,816 which was $8,816 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2007 and therefore the net capital ratio does not apply.

4. RELATED PARTY

The Company is a wholly-owned subsidiary of Blackbird Holdings, Inc., and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. The parent company allocates 10% of a certain employee's salary to the Company. The Company incurred $14,500 in such charges for the year ended December 31, 2007, which was partially offset by a capital contribution of $3,904 from its parent company. The parent company also paid certain expenses totaling $7,868 on behalf of the Company, which was also partially offset by a capital contribution of $1,937. The Company also leases its office space under an annual verbal sublease agreement with its parent company.

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2007

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i.

See independent auditors' report.

BLACKBIRD NORTH AMERICA, INC.

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2007 UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2007 (Unaudited)	$	13,816
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2007 (Audited)	$	13,816

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		34,353 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		34,353 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		34,353 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	20,537 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-20,537 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		13,816 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**	[3733]	
	3. **Options**	[3730]	
	4. **Other securities**		

See independent auditors' report.

		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			13,816 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	8,816 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	13,816 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			0 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

See independent auditors' report.

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Blackbird North America, Inc.:

In planning and performing our audit of the financial statements and supplemental disclosures of Blackbird North America, Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities, if applicable. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greer + Walker, LLP

February 27, 2008

END